Jacqueline Mercier 617.570.1762 JMercier@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 2, 2013

VIA E-MAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Luna Bloom

Re:	Unwired Planet, Inc.
Registration Statement on Form S-3
Filed March 11, 2013
File No. 333-187176

Ladies and Gentlemen:

This letter is submitted on behalf of Unwired Planet, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to Eric J. Vetter dated March 27, 2013 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, filed March 11, 2013 (the “S-3”). The Company is concurrently filing Amendment No. 1 to the S-3, which includes changes that reflect responses to the Staff’s comments. For your convenience, we will supplementally provide Luna Bloom of the Staff with three (3) copies of Amendment No. 1 to the S-3 which have been marked to show the changes from the S-3 as originally filed.

For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-3, filed March 11, 2013

Incorporation by Reference, p. 16

1.	Please amend your filing to list your Current Reports on Form 8-K filed on October 22, 2012 and January 14, 2013 as specifically incorporated by reference into the prospectus, as required by Item 12 of Form S-3.

Division of Corporation Finance

Securities and Exchange Commission

April 2, 2013

Response 1:

In response to the Staff’s comment, the Company has revised the disclosure at page 16 to specifically incorporate by reference all of the Company’s Current Reports on Form 8-K filed since the end of the fiscal year ended December 31, 2012, as required by Item 12 and as permitted by Item 13 of Form S-3.

Exhibit 5.1

2.	We note that the legality opinion filed as Exhibit 5.1 addresses the legality of each component of the units being registered, but does not address the legality of the unit itself. Please amend the opinion to also address the legality of the unit itself and refile. We refer you to Staff Legal Bulletin 19, Section II.B.1.h.

Response 2:

In response to the Staff’s comment, the Company has so amended the opinion and such amended opinion is filed as Exhibit 5.1 to Amendment No. 1 to the S-3.

******

As requested in the Comment Letter, the Company acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1762.

Division of Corporation Finance

Securities and Exchange Commission

April 2, 2013

Sincerely,

/s/ Jacqueline Mercier

Jacqueline Mercier

cc:	Michael Mulica, Unwired Planet, Inc.
Eric Vetter, Unwired Planet, Inc.
Joseph L. Johnson III, Esq.
Brian C. McPeake, Esq.